UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2026

Commission File No. 001-42797

BULLISH

Office 101, 103, 105 Suite 70202, Unit 7A-2B, 2nd Floor

Building A, Block 7, 60 Nexus Way, Camana Bay,

George Town, Grand Cayman, Cayman Islands, KY1-9005

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 5, 2026, Bullish (NYSE: BLSH) held an investor call (the "Investor Call") regarding its previously announced definitive agreement to acquire Equiniti from affiliates of Siris Capital in a transaction valued at approximately $4.2 billion. A transcript of the Investor Call is furnished as Exhibit 99.1 to this report on Form 6-K.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Transcript of Investor Call held on May 5, 2026 regarding Bullish's proposed acquisition of Equiniti

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BULLISH

Date: May 5, 2026	By:	/s/ Nicholas J. Armstrong
Nicholas J. Armstrong
General Counsel